TRACCOM INC.

P.O. Box 8906

4774 Park Granada, Suite 10

Calabasas, CA 91372

July 5, 2022

Conlon Danberg

Joe McCann

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Traccom Inc. Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A
Filed June 17, 2022
File No. 024-11448

Dear Mr. Danberg:

By letter dated June 27, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Traccom Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Post-Qualification Amendment No.1 to Offering Statement on Form 1-A filed on June 17, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A filed June 17, 2022

Independent Accountant Audit Report, page F-3

1.We note that the audit report included on page F-3 of the Post-Qualification Amendment No. 1 to the Offering Statement on Form 1-A only covers the financial statements for the fiscal year ended December 31, 2021 and does not cover the financial statements for the fiscal year ended December 31, 2020.  Please revise the Offering Statement to provide audited financial statements for the fiscal year ended December 31, 2020 and a corresponding audit report and auditor consent. Refer to Part F/S (c) of Form 1-A. Additionally, we note that there are multiple footnotes in the financial statements indicating that the financial statements for the year ended December 31, 2020 were provided "for comparative purposes only.” Please remove these references throughout the filing.

Response: We respectfully advise the Staff that we have revised the Offering Statement to provide audited financial statements for the fiscal year ended December 31, 2020 and a corresponding audit report and auditor consent.  All references throughout the filing indicating that the financial statements for the year ended December 31, 2020 were provided “for comparative purposes only” were removed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information of the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

The company acknowledges that

•The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Harry Steck

Harry Steck

Chief Executive Officer

Traccom Inc.